4
1

NYSE

   0001205942

   Officer

   Ball Corporation

   0000009389<IRS-NUMBER>35-0160610

   02/28/03

4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1.	Name and Address of Reporting Person(s) Bradford, Douglas K. 10 Longs Peak Drive Broomfield, CO 80021-25102.

2.	Issuer Name and Ticker or Trading Symbol Ball Corporation (BLL)

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Day/Year 2/28/2003

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) CONTROLLER

7.	Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  02/28/03    M        1,500         A  $13.3125                    D  Direct
Common Stock                                  02/28/03    M        500           A  $17.9688                    D  Direct
Common Stock                                  02/28/03    M        2,700         A  $27.5625                    D  Direct
Common Stock                                  02/28/03    M        800           A  $21.2250     11,795         D  Direct
Common Stock                                                                                     968            I  401(k) plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option (right to$13.3125        02/28/03       M                          1,500            04/22/98 (1) 04/22/07
 buy)
Employee Stock Option (right to$17.9688        02/28/03       M                          500              04/21/99 (1) 04/21/08
 buy)
Employee Stock Option (right to$21.2250        02/28/03       M                          800              03/06/02 (1) 03/06/11
 buy)
Employee Stock Option (right to$27.5625        02/28/03       M                          2,700            04/27/00 (1) 04/27/09
 buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option (right to02/28/03  Common Stock                   1,500                     0             D   Direct
 buy)
Employee Stock Option (right to02/28/03  Common Stock                   500                       0             D   Direct
 buy)
Employee Stock Option (right to02/28/03  Common Stock                   800                       4,200         D   Direct
 buy)
Employee Stock Option (right to02/28/03  Common Stock                   2,700                     900           D   Direct
 buy)

Explanation of Responses:

(1)
Shares exercisable beginning one year after grant in 25% increments.
-
Total number of Common Shares directly owned includes shares acquired through participation in the Ball Corporation Employee Stock
Purchase Plan.  Total number of 401(k) Plan shares includes shares acquired through periodic dividend reinvestment and employer matching contributions.

SIGNATURE OF REPORTING PERSON

/S/ By: Mary L. Rose, Dir., Exec. Comp. Prog.
For:  Douglas K. Bradford

DATE  02/28/03